Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THAT PLAZA CENTERS HAS
ENTERD INTO A JOINT VENTURE PARTNERSHIP TO DEVELOP RESIDENTIAL
AND OFFICE PROJECTS IN ROMANIA

Tel-Aviv, Israel, October 23, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and in India emerging markets property developer, announced today that it has entered into a joint venture partnership with BAS Development (“BAS”), to develop residential and office projects in Romania. BAS is a private company which is active in the Romanian property market and which operates primarily in partnership with Aura Investments Limited, an Israeli investment and management company listed on the Tel Aviv Stock Exchange (AUR.TA).

A newly established company (the “JV Company”), of which 50.1 per cent will be owned by Plaza and the remaining 49.9 per cent by the current shareholders of BAS, will acquire BAS’ ownership in five existing residential and office development projects. The acquisition price of approximately €6.9 million reflects the initial value of BAS’ net interest in the projects. BAS will retain responsibility for managing these projects.

The five projects are located in three of Romania’s largest cities: Bucharest, Brasov (the gateway to Transylvania) and Ploiesti (56 km north of Bucharest). Plaza anticipates that these cities are poised for significant growth, particularly in light of the positive economic impact of the EU on this region. In the future, the JV Company will work to identify and secure additional residential and office development opportunities in these and other large cities in Romania.

Commenting on the deal, Shimon Yitzhaki, President of EMI said:

“We know the Romanian market very well and believe in its fast growing residential and office markets. We are confident that this additonal sector in this region will generate additional returns. Bucharest, Brasov and Ploiesti are vibrant cities in excellent locations which we believe will generate significant value growth. This, will add value for the shareholders.”

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels

ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com